Filed by sanofi-aventis

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Genzyme Corporation

Exchange Act Commission File No: 0-14680

The following is a presentation delivered at a town hall meeting held by Genzyme Corporation (“Genzyme”) for Genzyme employees on February 16, 2011, in connection with the Agreement and Plan of Merger, dated as of February 16, 2011, among sanofi-aventis, GC Merger Corp. and Genzyme.

Sanofi-aventis Town hall meeting February 16 th , 2011

Forward-Looking Statements
Important Information about this Transaction
This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities.  In connection with the proposed transaction, sanofi-aventis will file an amended tender offer statement and a registration statement on Form F-4 to register certain securities and certain related documents and Genzyme will file a Solicitation/Recommendation Statement with respect to the exchange offer with the U.S.
Securities and Exchange Commission (the “SEC”). Genzyme shareholders are urged to read the registration statement and exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares.  These documents will be mailed to all Genzyme shareholders of record.  These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction.  When available, documentation relating to the transaction may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-
2885.  Free copies of the Solicitation/Recommendation Statement will be made available by Genzyme; investors and security holders can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention:
Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of
1933, as amended, or an exemption therefrom.
Forward-Looking Statements
Any statements made in this communication that are not statements of historical fact, including statements about sanofi-aventis' beliefs and expectations and statements about the acquisition of Genzyme, are forward-looking statements and should be evaluated as such.  Forward-
looking statements include statements that may relate to sanofi-aventis' plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information.  Factors that may materially affect such forward-looking statements include:
the risk that the acquisition of Genzyme may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected benefits from the proposed transaction will not be realized, or will not be realized within the anticipated time period; the risk that sanofi-aventis' and Genzyme's businesses will not be integrated successfully; the possibility of disruption from the acquisition making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions).
Sanofi-aventis does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Worldwide presence
(1) US + Canada + Porto Rico
(2) Western Europe + Eastern Europe + Turkey
(3) Australia + New Zealand
All results based on Press Release Feb 9th 2011
North America
15 106
employees
9, 484M€
(1)
Europe
54 815
employees
11,609M€
(2)
Japan
3 153 employees
2,225M€
Africa/Middle East
4 529 employees
Africa:
846M€
Middle East:
789M€
Latin America
8 891 employees
2,735M€
Asia-Pacific
15 081 employees
Asia:
1,983M€
Pacific
(3)
:
713M€

110

PRESENT IN

110

COUNTRIES

sanofi aventis
Because health matters

30,384
Sanofi-aventis - A world leader
€ 30,384 m
2010 NET SALES-GROSS OF 3,7%
COMPARED WITH 2009
ON A REPORTED BASIS
100,000
More than
100,000
EMPLOYEES WORLDWIDE
1
ONE
OF THE LARGEST
PHARMACEUTICAL
GROUPS IN THE WORLD

Achieving our ambition through core growth platforms
Growth platforms
Diabetes
Vaccines
Emerging Markets
Consumer Health Care
Innovative Products
Animal Health
- A global sustainable healthcare partner focused on patients’ needs
- Recognised for our ability to transform scientific innovation into hope and solutions for patients

LANTUS

Amaryl

Apidra

BG★STAR AND iBG★STAR

JEVTANA (cabazitaxel) Injection

TAXOTERE (docetaxel)

Eloxatine

ELITEK rasburicase

VAXIGRIP

Fluzone INFLUENZA VIRUS VACCINE

Menactra

PENTAXIM

NEW Pentacel

GARDASIL

PANENZA

Lovenox

Plavix

APROVEL

TRITACE

MULTAQ dronedarone

Doliprane

ESSENTIALE®

No - spa

Maalox

GOLD BOND

Lactacyd

Dorflex

ACT

ICY HOT

allegra fexofenadine HCl

sanofi aventis

Because health matters

Diabetes Oncology Cardiovascular Atrial Fibrillation Vaccines Consumer Heath Care Our response to health issues our sanofi-aventis

OUR
COMMITMENT
AMBITION
VALUES
& ATTITUDES
MANAGEMENT
PRINCIPLES
COMPETENCIES
& BEHAVIOURS
UNIQUENESS

OUR VALUES

sanofi aventis
Because health matters

Our culture CONFIDENCE INNOVATION RESPECT SOLIDARITY INTEGRITY

Town hall meeting February 16 th , 2011

General principles for working together
Acknowledge and recognize your unique know-how and build on your DNA
Genzyme brand
Greater Boston Area
Listen to you, understand your business and create a collaborative spirit to take this forward together
Focus on the day-to-day business and continue to address priorities especially re-supply to patients
Cross-functional dedicated teams with members from both companies will drive pre-integration process
Manage in full respect to people and values, and ensure regular communication

sanofi aventis | genzyme

sanofi aventis
Because health matters

Organization for integration
• Chris Viehbacher (co-chair)
• Belén Garijo (Integration Leader)
• Jérôme Contamine (Finance)
• Karen Linehan (Legal)
• Roberto Pucci (HR)
• Laure Thibaud (Comm.)
• Philippe Luscan (IA) adhoc
• Elias Zerhouni (R&D) adhoc
• Sanofi-aventis and Genzyme representation to
be defined by work stream
• Integration Project Leader
• Henri Termeer (co-chair)
• David Meeker (COO)
• Michael S. Wyzga (Finance)
• Tom DesRosier (Legal)
• Zoltan Csimma (HR)
• Caren Arnstein (Comm.)
• Scott Canute (IA) adhoc
• Alan E. Smith (R&D) adhoc
Integration
Steering Committee
Integration
Coordination
Committee
Work streams

sanofi aventis genzyme

sanofi aventis
Because health matters

Manufacturing
Proposed high-level organization for integration
HR integration
support & talent
management
Internal/external
communication
Metrics
Process management /
guidelines
Finance
HR
Purchasing
Legal
IT
Real Estate
Quality
work streams (business assessment, strategy, integration model)
Communication
Integration Steering Committee
R&D
3
Operations
Support
Functions
1 2 4
Integration Coordination Committee

High-level calendar
Q1 Q2 Q3 Q4
Legal process
(tender offer,
CVR registration)
Feb 16
th
Merger
agreement
Transaction
closing / Day 1
Understanding
and planning
Business continuity and integration
Feb 16
th
Global Kick-off
pre-integration
Legal
process
Pre-integration
work
Integration
work
Steering
Committees
country level
kick off

Questions & answers